

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 0 8 2012

Washington, DC 20549

12026472

March 8, 2012

Jennifer L. Kraft
United Continental Holdings, Inc.
jennifer.kraft@united.com

Re: United Continental Holdings, Inc.
      Incoming letter dated February 2, 2012

Act: _____1934_____
Section:_____
Rule: _____14a-8_____
Public
Availability:____3-8-12____

Dear Ms. Kraft:

This is in response to your letters dated February 2, 2012 and February 23, 2012 concerning the shareholder proposal submitted to United Continental by John Chevedden. We also have received letters from the proponent dated February 22, 2012 and March 1, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/ cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
       FISMA & OMB Memorandum M-07-16

March 8, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: United Continental Holdings, Inc.
        Incoming letter dated February 2, 2012

        The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to enable one or more holders of not less than one-tenth of the company's voting power (or the lowest percentage of outstanding common stock permitted by state law) to call a special meeting.

        There appears to be some basis for your view that United Continental may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to United Continental, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if United Continental omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which United Continental relies.

                                        Sincerely,

                                        Angie Kim
                                        Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
United Continental Holdings, Inc. (UAL)
Company Hijacking of Rule 14a-8 Special Shareholder Meeting Proposal
With Blank-Check Company Proposal
John Chevedden

Ladies and Gentlemen:

This further responds to the February 2, 2012 company request to avoid this established rule 14a-8 proposal.

The February 2, 2012 company letter said, "The Company Proposal *will* directly conflict with the [Rule 14a-8] Proposal ..." (emphasis added)

The company February 23, 2012 letter said, "the Company Proposal has not yet been approved by the Company's board of directors."

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Brett Hart   <Brett.Hart@united.com>



UNITED CONTINENTAL HOLDINGS, INC.

February 23, 2012

1934 Act/Rule 14a-8

<u>By Email</u>

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: United Continental Holdings, Inc.
        Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

In a letter dated February 2, 2012 (the "First Request"), we requested confirmation that the Staff of the Division of Corporation Finance (the "Staff") concur that United Continental Holdings, Inc. ("UAL" or the "Company") could properly omit from its proxy materials for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting" and such materials, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") submitted by John Chevedden and received by the Company on December 14, 2011. The First Request is attached hereto as <u>Exhibit A</u>.

The First Request set forth the Company's belief that the Proposal could be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(9), because the Company intended at that time to submit a proposal at the 2012 Annual Meeting (the "Company Proposal") that would, if adopted, allow a stockholder or stockholders of record of at least 25% of the voting power of all outstanding shares of Common Stock of the Company the right to call a special stockholders meeting.

At this time, however, the Company Proposal has not yet been approved by the Company's board of directors. In light of no-action relief recently granted with respect to nearly identical stockholder proposals, the Company hereby supplements in this letter (the "Supplemental Request") its First Request, and requests that the Staff confirm that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) for the reasons set forth in this Supplemental Request. To the extent that the Staff will grant relief on only one of the two arguments presented (i.e., the argument based on Rule 14a-8(i)(3) or the argument based on Rule 14a-8(i)(9)), the Company requests that the Staff grant relief under Rule 14a-8(i)(3).

THE PROPOSAL

The Proposal includes the following:

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-

tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

ADDITIONAL BASIS FOR EXCLUSION

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is inherently vague and indefinite.

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials...." The Staff has consistently held that vague and indefinite stockholder proposals are inherently misleading, and thus excludable under Rule 14a-8(i)(3), where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). Additionally, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal includes a request that the Company's board of directors undertake steps to amend the Company's governing documents to "enable[] one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law." This resolution embodies two distinct thresholds. One threshold would allow stockholders "holding not less than one-tenth* of the voting power of the Corporation" to call a special stockholders meeting. Problematically, however, the resolution includes a second threshold, that is, "the lowest percentage of our outstanding common stock permitted by state law." For a Delaware corporation, the minimum permitted by state law would be one share. In effect, the proposal asks stockholders to approve management actions to allow for both the following:

Option 1: Holders of common stock representing one-tenth of the voting power of the Company shall be allowed to call, or cause to be called, a special stockholders meeting.

Option 2: Holders of common stock representing the minimum number of shares required—i.e., one—to call a special stockholders meeting under Delaware law shall be allowed to call, or cause to be called, a special stockholders meeting.

The Staff has recently concurred in the exclusion of virtually identical proposals where companies requested relief pursuant to Rule 14a-8(i)(3). In *The Western Union Company, Inc.* (February 21, 2012), Western Union argued that if stockholders were to vote on the proposal, its stockholders would not know whether they were being asked to approve a special meeting right conditioned upon obtaining the support of holders of not less than one-tenth of the Company's voting power, or whether they were being asked to approve a special meeting right that could be invoked by the holder of even a single share (i.e., the "lowest percentage...permitted by state law"). In granting Western Union's request for no-action relief, the Staff specifically noted Western Union's view that "neither shareholders nor the company would be able to determine with any

reasonable certainty exactly what actions or measures the proposal requires." The Company's situation is virtually identical to that of Western Union. *See also Danaher Corporation* (February 16, 2012) (same); *Newell Rubbermaid, Inc.* (February 21, 2012) (same).[1]

As in *Western Union*, if stockholders were to vote on the Proposal, they would not be able to determine with any reasonable certainty whether they were being asked to approve a special meeting right conditioned upon obtaining the support of holders of not less than one-tenth of the Company's voting power, or whether they were being asked to approve a special meeting right that could be invoked by the holder of even a single share (i.e., the "lowest percentage...permitted by state law"). Similarly, were the Proposal to pass, the Company would not be able to determine with any reasonable certainty the actions or measures it was required to take in order to implement the Proposal. Were the Company to attempt to implement the Proposal by selecting one of several possible interpretations, any actions taken in attempting to implement that interpretation could be significantly different from the actions envisioned by stockholders voting on the Proposal. This is a classic situation in which Rule 14a-8(i)(3) permits exclusion.

CONCLUSION

For the reasons stated above, in accordance with Rule 14a-8(i)(3), the Company requests your concurrence that the Proposal may be excluded from the 2012 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact the undersigned by phone at 312.997.8067 or by email at jennifer.kraft@united.com, or Brett J. Hart by phone at 312.997.8181 or by email at brett.hart@united.com.

Very truly yours,

Jennifer L. Kraft
Associate General Counsel – Securities and
Corporate Governance
United Continental Holdings, Inc.

Attachment

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

---

[1] The only difference between the resolved clauses of the Western Union, Newell Rubbermaid and Danaher proposals, on the one hand, and the Company's proposal, on the other, is that where the Western Union, Newell Rubbermaid and Danaher proposals read "each appropriate governing document *that enables* one or more..." the Proposal reads "each appropriate governing document *to enable* one or more...."

EXHIBIT A

Attached



UNITED CONTINENTAL HOLDINGS, INC.

February 2, 2012

1934 Act/Rule 14a-8

<u>By Email</u>

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

> Re: United Continental Holdings, Inc.
>   Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted by United Continental Holdings, Inc., a Delaware corporation ("UAL" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intent to exclude from its proxy materials for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting" and such materials, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") and received by the Company on December 14, 2011. The Company requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if the Company excludes the Proposal from its 2012 Proxy Materials for the reasons outlined below.

The Company intends to file its definitive proxy materials for its 2012 Annual Meeting on or about April 23, 2012. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

THE PROPOSAL

The Proposal includes the following:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting.   *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

A copy of the Proposal, including its supporting statements, is attached to this letter as Exhibit A. A copy of all correspondence between the Company and the Proponent regarding the Proposal is attached as Exhibit B.

BASIS FOR EXCLUSION

The Proposal may be excluded pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at its 2012 Annual Meeting.

ANALYSIS

Currently, neither the Company's certificate of incorporation nor the Company's bylaws provides a right for stockholders to call a special meeting. The Company intends to submit a proposal at the 2012 Annual Meeting (the "Company Proposal") that would, if adopted, allow a stockholder or stockholders of record of at least 25% of the voting power of all outstanding shares of Common Stock of the Company the right to call a special stockholders meeting.

Under Rule 14a-8(i)(9), a company may exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting[.]" The Commission has stated that the proposals need not be "identical in scope or focus" for this provision to be available. Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a stockholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a stockholder vote would present alternative and conflicting decisions for stockholders. For example, in *Waste Management, Inc.* (February 16, 2011), the Staff concurred with the exclusion of a stockholder proposal which would have enabled stockholders holding at least 20% of Waste Management's common stock to call a special meeting. Waste Management represented that its proposal would permit stockholders holding, in the aggregate, at least 25% of Waste Management's common stock to call a special meeting. The Staff noted that Waste Management represented that the stockholder proposal and the Waste Management proposal directly conflicted, that the proposals included different thresholds for the percentage of shares required to call a special stockholders meeting and, accordingly, presented alternative and conflicting decisions for stockholders.

There are numerous other no-action letters involving substantially similar situations where the Staff has concurred in exclusion pursuant to Rule 14a-8(i)(9): *eBay Inc.* (January 13, 2012); *ITT Corp.* (February 28, 2011); *Danaher Corp.* (January 21, 2011); *Mattel, Inc.* (January 13, 2011); *Textron Inc.* (January 5, 2011, *recon. denied* January 12, 2011 and March 1, 2011); *Altera Corp.* (January 24, 2011); *Raytheon Co.* (March 29, 2010); *NiSource, Inc.* (January 6, 2010, *recon. denied* February 22, 2010); *CVS Caremark Corp.* (January 5, 2010,

recon. denied January 26, 2010); *Honeywell International Inc.* (January 4, 2010, *recon. denied* January 26, 2010); *Medco Health Solutions, Inc.* (January 4, 2010, *recon. denied* January 26, 2010); *Baker Hughes Inc.* (December 18, 2009); *Becton, Dickinson and Co.* (November 12, 2009, *recon. denied* December 22, 2009); *H.J. Heinz Co.* (May 29, 2009); *International Paper Co.* (March 17, 2009); *Occidental Petroleum Corp.* (March 12, 2009); *EMC Corp.* (February 24, 2009).

The Company's situation is substantially the same as those presented in the above-cited no-action letters. The Company Proposal will directly conflict with the Proposal because the Company cannot institute an ownership threshold required to call a special meeting of stockholders that is set at both 10% and 25%. Submitting both proposals to stockholders at the 2012 Annual Meeting would present alternative and conflicting decisions for stockholders and provide inconsistent and ambiguous results. As a result, the Company asks that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(9).

CONCLUSION

For the reasons stated above and in accordance with Rule 14a-8(i)(9), the Company requests your concurrence that the Proposal may be excluded from the 2012 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact the undersigned by phone at 312.997.8181 or by email at brett.hart @united.com, or Jennifer L. Kraft by phone at 312.997.8067 or by email at jennifer.kraft@united.com.

Very truly yours,

Brett J. Hart
Senior Vice President, General Counsel and
Secretary
United Continental Holdings, Inc.

Attachments

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

EXHIBIT A

Attached

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Glenn F. Tilton
Chairman of the Board
United Continental Holdings, Inc. (UAL)
77 W Wacker Dr
Chicago IL 60601

Dear Mr. Tilton,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

[signature]

John Chevedden   December 17, 2011

                                                  Date

cc: Brett J. Hart
Corporate Secretary
Phone: 312 997-8000
Fax: 312 997-8610
Tyler Reddien <InvestorRelations@united.com>
Managing Director, Investor Relations

[UAL: Rule 14a-8 Proposal, December 14, 2011]
3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal can probably best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words.

This proposal topic won more than 60% support at CVS, Sprint and Safeway. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "High Concern" in Executive Pay – $16 million for our Chairman Glynn Tilton. Mr. Tilton received a discretionary bonus of $2.7 million.

Four former UAL Named Executive Officers (including Mr. Tilton) received aggregate discretionary bonuses of $6 million and aggregate separation benefits of $17 million.

Additionally, CEO Smisek had accumulated pension benefits of $8 million due in part because he was credited with over 10 years of service above and beyond his actual service. Such practices are not reflective of an executive pay program that is well-aligned with shareholder interests.

James O'Connor, our Lead Director no less, age 74 and with 27-years long tenure, had responsibilities at Smurfit-Stone Container Corporation leading up to its January 2009 bankruptcy and had responsibilities with UAL Corporation leading up to its December 2002 bankruptcy. And James Farrell also had responsibilities with UAL Corporation leading up to its December 2002 bankruptcy.

Yet both O'Connor and Farrell still occupied seats on our executive pay and nomination committees. Each director on our executive pay committee received our highest negative votes. And O'Connor, Farrell and the remainder of our executive pay committee could be reelected with one yes-vote from our 330 million shares under our obsolete plurality voting scheme.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:
Special Shareowner Meetings – Yes on 3.*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this
proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15,
2004 including (emphasis added):
>   Accordingly, going forward, we believe that it would not be appropriate for
>   companies to exclude supporting statement language and/or an entire proposal in
>   reliance on rule 14a-8(I)(3) in the following circumstances:
>   • the company objects to factual assertions because they are not supported;
>   • the company objects to factual assertions that, while not materially false or
>   misleading, may be disputed or countered;
>   • the company objects to factual assertions because those assertions may be
>   interpreted by shareholders in a manner that is unfavorable to the company, its
>   directors, or its officers; and/or
>   • the company objects to statements because they represent the opinion of the
>   shareholder proponent or a referenced source, but the statements are not
>   identified specifically as such.
>   *We believe that it is appropriate under rule 14a-8 for companies to address
>   these objections in their statements of opposition.*

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual
meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

Attached

From: Kraft, Jennifer [HDQLD]
Sent: Wednesday, December 21, 2011 4:31 PM
To: ' ***FISMA & OMB Memorandum M-07-16***
Cc: Hart, Brett [HDQLD]
Subject: United Continental Holdings, Inc. - Response to Shareholder
Proposal

Mr. Chevedden -

Please see the attached response from United Continental Holdings, Inc.
to the shareholder proposal that you submitted on December 14, 2011.

Regards,

Jennifer L. Kraft
Associate General Counsel   - Securities and Corporate Governance United
Continental Holdings, Inc.
77 W. Wacker Drive, 16th Floor
Chicago, IL 60601
jennifer.kraft@united.com
(312) 997-8067 (office)
(773) 627-9966 (cell)



UNITED CONTINENTAL
HOLDINGS, INC.

December 21, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

    Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

    On December 14, 2011, United Continental Holdings, Inc. (the "Company") received by email your letter dated December 14, 2011. Included with the letter was a proposal (the "Proposal") intended for inclusion in the Company's proxy materials (the "2012 Proxy Materials") for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting").

    As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

    Our records indicate that you are not a registered holder of the Company's common stock. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (i) by submitting to the Company a written statement from the "record" holder of your common stock (usually a broker or bank) verifying that you have continuously held the requisite number of shares of common stock since at least December 14, 2010 (i.e., the date that is one year prior to the date on which the Proposal was submitted to the Company); or (ii) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of shares as of or before December 14, 2011, along with a written statement that (i) you have owned such shares for the one-year period prior to the date of the statement and

(ii) you intend to continue ownership of the shares through the date of the 2012 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal described in the preceding paragraph, please note that the staff of the SEC's Division of Corporation Finance (the "Staff") recently issued guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated:

> "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only [Depository Trust Company] participants should be viewed as "record holders" of securities that are deposited at [the Depository Trust Company]. As a result, we will no longer follow *Hain Celestial*."

You have not yet submitted evidence establishing that you satisfy these eligibility requirements. Unless we receive such evidence, we intend to exclude the Proposal from the 2012 Proxy Materials.

Please note that if you intend to submit such evidence, your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. For your reference, copies of Rule 14a-8 and SLB 14F are included as exhibits to this letter. If you have any questions concerning the above, please do not hesitate to contact either the undersigned by phone at (312) 997-8181 or by email at brett.hart@united.com, or Jennifer L. Kraft by phone at (312) 997-8067 or by e-mail at jennifer.kraft@united.com.

Very truly yours,

Brett J. Hart
Senior Vice President, General Counsel and Secretary

EXHIBITS

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the

proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a

benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy mate-

rials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;

- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following

bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[2]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full

one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] See Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden,* Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Sent: Thursday, December 22, 2011 7:09 PM
To: Hart, Brett [HDQLD]
Cc: Kraft, Jennifer [HDQLD]
Subject: Rule 14a-8 Proposal (UAL) nfn

Attached is rule 14a-8 proposal stock ownership letter. Please let me know tomorrow whether there is any question.
Sincerely,
John Chevedden



NATIONAL
FINANCIAL™

P.O. BOX 770001
CINCINNATI, OH 45277-0045

Post-it® Fax Note 7671 | Date 12-22-11 | # of pages ►
To Brett Hart | From John Chevedden
Co./Dept. | Co.
Phone # | Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 312 - 997 - 8610 | Fax #

December 22, 2011

John R. Chevedden
Via facsimile ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity
Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has
continuously owned no less than 105 shares of United Continental Holdings Inc. (CUSIP:
910047109, trading symbol: UAL), 100 shares of Caterpillar, Inc. (CUSIP: 149123101,
trading symbol: CAT), 100 shares of Northrop Grumman Corporation Holding Company
(CUSIP: 666807102, trading symbol: NOC) and 100 shares of Raytheon Company
(CUSIP: 755111507, trading symbol: RTN), since November 1, 2010. I can also confirm
that Mr. Chevedden has continuously held no less than 70 shares of Amphenol Corp.
(CUSIP: 032095101, trading symbol: APH) since December 1, 2010. These shares are
registered in the name of National Financial Services, LLC, a DTC participant (DTC
number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue,
please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m.
and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a
response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit
extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W826874-22DEC11

Fidelity
INVESTMENTS

National Financial Services LLC, member NYSE, SIPC

From: Kraft, Jennifer [HDQLD]
Sent: Monday, December 26, 2011 11:39 PM
Cc: Hart, Brett [HDQLD]
Subject: RE: Rule 14a-8 Proposal (UAL) nfn

Mr. Chevedden -
We confirm receipt of the information you provided on December 22, 2011
regarding your share ownership in United Continental Holdings, Inc.

Regards,

Jennifer L. Kraft
Associate General Counsel - Securities and Corporate Governance United
Continental Holdings, Inc.
77 W. Wacker Drive, 16th Floor
Chicago, IL 60601
jennifer.kraft@united.com
(312) 997-8067 (office)
(773) 627-9966 (cell)

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thu 12/22/2011 7:08 PM
To: Hart, Brett [HDQLD]
Cc: Kraft, Jennifer [HDQLD]
Subject: Rule 14a-8 Proposal (UAL)   nfn

Attached is rule 14a-8 proposal stock ownership letter. Please let me
know tomorrow whether there is any question.
Sincerely,
John Chevedden

February 22, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

1 Rule 14a-8 Proposal
United Continental Holdings, Inc. (UAL)
Company Hijacking of Rule 14a-8 Special Shareholder Meeting Proposal
With Blank-Check Company Proposal
John Chevedden

Ladies and Gentlemen:

This further responds to the February 2, 2012 company request to avoid this established rule 14a-8 proposal.

As the date of the 2012 annual meeting approaches, the company has provided no evidence it has taken any further steps in regard to its vague intentions mentioned in its February 2, 2012 letter. Or even a timeline.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Brett Hart <Brett.Hart@united.com>



UNITED CONTINENTAL HOLDINGS, INC.

February 2, 2012

1934 Act/Rule 14a-8

<u>By Email</u>

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549


Re: <u>United Continental Holdings, Inc.</u>
          <u>Stockholder Proposal Submitted by John Chevedden</u>


Ladies and Gentlemen:

      This letter is submitted by United Continental Holdings, Inc., a Delaware corporation ("UAL" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intent to exclude from its proxy materials for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting" and such materials, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") and received by the Company on December 14, 2011. The Company requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if the Company excludes the Proposal from its 2012 Proxy Materials for the reasons outlined below.

      The Company intends to file its definitive proxy materials for its 2012 Annual Meeting on or about April 23, 2012. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

THE PROPOSAL

      The Proposal includes the following:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

A copy of the Proposal, including its supporting statements, is attached to this letter as Exhibit A. A copy of all correspondence between the Company and the Proponent regarding the Proposal is attached as Exhibit B.

BASIS FOR EXCLUSION

The Proposal may be excluded pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at its 2012 Annual Meeting.

ANALYSIS

Currently, neither the Company's certificate of incorporation nor the Company's bylaws provides a right for stockholders to call a special meeting. The Company intends to submit a proposal at the 2012 Annual Meeting (the "Company Proposal") that would, if adopted, allow a stockholder or stockholders of record of at least 25% of the voting power of all outstanding shares of Common Stock of the Company the right to call a special stockholders meeting.

Under Rule 14a-8(i)(9), a company may exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting[.]" The Commission has stated that the proposals need not be "identical in scope or focus" for this provision to be available. Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a stockholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a stockholder vote would present alternative and conflicting decisions for stockholders. For example, in *Waste Management, Inc.* (February 16, 2011), the Staff concurred with the exclusion of a stockholder proposal which would have enabled stockholders holding at least 20% of Waste Management's common stock to call a special meeting. Waste Management represented that its proposal would permit stockholders holding, in the aggregate, at least 25% of Waste Management's common stock to call a special meeting. The Staff noted that Waste Management represented that the stockholder proposal and the Waste Management proposal directly conflicted, that the proposals included different thresholds for the percentage of shares required to call a special stockholders meeting and, accordingly, presented alternative and conflicting decisions for stockholders.

There are numerous other no-action letters involving substantially similar situations where the Staff has concurred in exclusion pursuant to Rule 14a-8(i)(9): *eBay Inc.* (January 13, 2012); *ITT Corp.* (February 28, 2011); *Danaher Corp.* (January 21, 2011); *Mattel, Inc.* (January 13, 2011); *Textron Inc.* (January 5, 2011, *recon. denied* January 12, 2011 and March 1, 2011); *Altera Corp.* (January 24, 2011); *Raytheon Co.* (March 29, 2010); *NiSource, Inc.* (January 6, 2010, *recon. denied* February 22, 2010); *CVS Caremark Corp.* (January 5, 2010,

recon. denied January 26, 2010); *Honeywell International Inc.* (January 4, 2010, *recon. denied* January 26, 2010); *Medco Health Solutions, Inc.* (January 4, 2010, *recon. denied* January 26, 2010); *Baker Hughes Inc.* (December 18, 2009); *Becton, Dickinson and Co.* (November 12, 2009, *recon. denied* December 22, 2009); *H.J. Heinz Co.* (May 29, 2009); *International Paper Co.* (March 17, 2009); *Occidental Petroleum Corp.* (March 12, 2009); *EMC Corp.* (February 24, 2009).

The Company's situation is substantially the same as those presented in the above-cited no-action letters. The Company Proposal will directly conflict with the Proposal because the Company cannot institute an ownership threshold required to call a special meeting of stockholders that is set at both 10% and 25%. Submitting both proposals to stockholders at the 2012 Annual Meeting would present alternative and conflicting decisions for stockholders and provide inconsistent and ambiguous results. As a result, the Company asks that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(9).

CONCLUSION

For the reasons stated above and in accordance with Rule 14a-8(i)(9), the Company requests your concurrence that the Proposal may be excluded from the 2012 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact the undersigned by phone at 312.997.8181 or by email at brett.hart@united.com, or Jennifer L. Kraft by phone at 312.997.8067 or by email at jennifer.kraft@united.com.

Very truly yours,

Brett J. Hart
Senior Vice President, General Counsel and
Secretary
United Continental Holdings, Inc.

Attachments

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

United Continental Holdings. Inc.
The United Building—HDQLA, 77 West Wacker Drive, Chicago, IL 60601

A STAR ALLIANCE MEMBER

EXHIBIT A

Attached

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Glenn F. Tilton
Chairman of the Board
United Continental Holdings, Inc. (UAL)
77 W Wacker Dr
Chicago IL 60601

Dear Mr. Tilton,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden   December 17, 2011
                                                  Date

cc: Brett J. Hart
Corporate Secretary
Phone: 312 997-8000
Fax: 312 997-8610
Tyler Reddien <InvestorRelations@united.com>
Managing Director, Investor Relations

[UAL: Rule 14a-8 Proposal, December 14, 2011]
3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal can probably best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words.

This proposal topic won more than 60% support at CVS, Sprint and Safeway. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "High Concern" in Executive Pay – $16 million for our Chairman Glynn Tilton. Mr. Tilton received a discretionary bonus of $2.7 million.

Four former UAL Named Executive Officers (including Mr. Tilton) received aggregate discretionary bonuses of $6 million and aggregate separation benefits of $17 million.

Additionally, CEO Smisek had accumulated pension benefits of $8 million due in part because he was credited with over 10 years of service above and beyond his actual service. Such practices are not reflective of an executive pay program that is well-aligned with shareholder interests.

James O'Connor, our Lead Director no less, age 74 and with 27-years long tenure, had responsibilities at Smurfit-Stone Container Corporation leading up to its January 2009 bankruptcy and had responsibilities with UAL Corporation leading up to its December 2002 bankruptcy. And James Farrell also had responsibilities with UAL Corporation leading up to its December 2002 bankruptcy.

Yet both O'Connor and Farrell still occupied seats on our executive pay and nomination committees. Each director on our executive pay committee received our highest negative votes. And O'Connor, Farrell and the remainder of our executive pay committee could be reelected with one yes-vote from our 330 million shares under our obsolete plurality voting scheme.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:
Special Shareowner Meetings – Yes on 3.*

Notes:
John Chevedden,   ***FISMA & OMB Memorandum M-07-16***   sponsored this
proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15,
2004 including (emphasis added):
> Accordingly, going forward, we believe that it would not be appropriate for
> companies to exclude supporting statement language and/or an entire proposal in
> reliance on rule 14a-8(I)(3) in the following circumstances:
> * the company objects to factual assertions because they are not supported;
> * the company objects to factual assertions that, while not materially false or
> misleading, may be disputed or countered;
> * the company objects to factual assertions because those assertions may be
> interpreted by shareholders in a manner that is unfavorable to the company, its
> directors, or its officers; and/or
> * the company objects to statements because they represent the opinion of the
> shareholder proponent or a referenced source, but the statements are not
> identified specifically as such.
> **We believe that it is appropriate under rule 14a-8 for companies to address
> these objections in their statements of opposition.**

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual
meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

Attached

From: Kraft, Jennifer [HDQLD]
Sent: Wednesday, December 21, 2011 4:31 PM
To: ' ***FISMA & OMB Memorandum M-07-16***
Cc: Hart, Brett [HDQLD]
Subject: United Continental Holdings, Inc. - Response to Shareholder
Proposal

Mr. Chevedden -

Please see the attached response from United Continental Holdings, Inc.
to the shareholder proposal that you submitted on December 14, 2011.

Regards,

Jennifer L. Kraft
Associate General Counsel   - Securities and Corporate Governance United
Continental Holdings, Inc.
77 W. Wacker Drive, 16th Floor
Chicago, IL 60601
jennifer.kraft@united.com
(312) 997-8067 (office)
(773) 627-9966 (cell)



UNITED CONTINENTAL HOLDINGS, INC.

December 21, 2011

<u>VIA EMAIL</u>

John Chevedden

Re: <u>Rule 14a-8 Proposal</u>

Dear Mr. Chevedden:

On December 14, 2011, United Continental Holdings, Inc. (the "Company") received by email your letter dated December 14, 2011. Included with the letter was a proposal (the "Proposal") intended for inclusion in the Company's proxy materials (the "2012 Proxy Materials") for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that you are not a registered holder of the Company's common stock. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (i) by submitting to the Company a written statement from the "record" holder of your common stock (usually a broker or bank) verifying that you have continuously held the requisite number of shares of common stock since at least December 14, 2010 (i.e., the date that is one year prior to the date on which the Proposal was submitted to the Company); or (ii) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of shares as of or before December 14, 2011, along with a written statement that (i) you have owned such shares for the one-year period prior to the date of the statement and

(ii) you intend to continue ownership of the shares through the date of the 2012 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal described in the preceding paragraph, please note that the staff of the SEC's Division of Corporation Finance (the "Staff") recently issued guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated:

> "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only [Depository Trust Company] participants should be viewed as "record holders" of securities that are deposited at [the Depository Trust Company]. As a result, we will no longer follow *Hain Celestial.*"

You have not yet submitted evidence establishing that you satisfy these eligibility requirements. Unless we receive such evidence, we intend to exclude the Proposal from the 2012 Proxy Materials.

Please note that if you intend to submit such evidence, your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. For your reference, copies of Rule 14a-8 and SLB 14F are included as exhibits to this letter. If you have any questions concerning the above, please do not hesitate to contact either the undersigned by phone at (312) 997-8181 or by email at brett.hart@united.com, or Jennifer L. Kraft by phone at (312) 997-8067 or by e-mail at jennifer.kraft@united.com.

Very truly yours,

Brett J. Hart
Senior Vice President, General Counsel and Secretary

EXHIBITS

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the

proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a

benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy mate-

rials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements? .

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.



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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;

- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following

bulletins that are available on the Commission's website: <u>SLB No. 14</u>, <u>SLB No. 14A</u>, <u>SLB No. 14B</u>, <u>SLB No. 14C</u>, <u>SLB No. 14D</u> and <u>SLB No. 14E</u>.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full

one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] See Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden,* Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 22, 2011 7:09 PM
To: Hart, Brett [HDQLD]
Cc: Kraft, Jennifer [HDQLD]
Subject: Rule 14a-8 Proposal (UAL) nfn

Attached is rule 14a-8 proposal stock ownership letter. Please let me know tomorrow whether there is any question.
Sincerely,
John Chevedden



NATIONAL
FINANCIAL℠

P.O. BOX 770001
CINCINNATI, OH 45277-0045

Post-it® Fax Note	7671	Date 12-22-11	# of pages ▶
To Brett Hart		From John Chevedden	
Co./Dept.		Co.	
Phone #		Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 312-997-8610		Fax #	

December 22, 2011

John R. Chevedden
Via facsimile ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 105 shares of United Continental Holdings Inc. (CUSIP: 910047109, trading symbol: UAL), 100 shares of Caterpillar, Inc. (CUSIP: 149123101, trading symbol: CAT), 100 shares of Northrop Grumman Corporation Holding Company (CUSIP: 666807102, trading symbol: NOC) and 100 shares of Raytheon Company (CUSIP: 755111507, trading symbol: RTN), since November 1, 2010. I can also confirm that Mr. Chevedden has continuously held no less than 70 shares of Amphenol Corp. (CUSIP: 032095101, trading symbol: APH) since December 1, 2010. These shares are registered in the name of National Financial Services, LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W826874-22DEC11

Fidelity INVESTMENTS

National Financial Services LLC, member NYSE, SIPC

From: Kraft, Jennifer [HDQLD]
Sent: Monday, December 26, 2011 11:39 PM
FISMA & OMB Memorandum M-07-16
Cc: Hart, Brett [HDQLD]
Subject: RE: Rule 14a-8 Proposal (UAL) nfn

Mr. Chevedden -
We confirm receipt of the information you provided on December 22, 2011
regarding your share ownership in United Continental Holdings, Inc.

Regards,

Jennifer L. Kraft
Associate General Counsel - Securities and Corporate Governance United
Continental Holdings, Inc.
77 W. Wacker Drive, 16th Floor
Chicago, IL 60601
jennifer.kraft@united.com
(312) 997-8067 (office)
(773) 627-9966 (cell)

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thu 12/22/2011 7:08 PM
To: Hart, Brett [HDQLD]
Cc: Kraft, Jennifer [HDQLD]
Subject: Rule 14a-8 Proposal (UAL)   nfn

Attached is rule 14a-8 proposal stock ownership letter. Please let me
know tomorrow whether there is any question.
Sincerely,
John Chevedden